Exhibit 99.1

TD Bank Group to Issue SEC Registered Non-Viability Contingent Capital Subordinated Notes

September 8, 2016—The Toronto-Dominion Bank (“TD” or the “Bank”) today announced a U.S. offering of US$1.5 billion of 3.625% Non-Viability Contingent Capital Subordinated Notes due 2031 (the “Notes”), which will constitute subordinated indebtedness of the Bank. The Notes are registered with the U.S. Securities and Exchange Commission. The Notes will qualify as Tier 2 capital of the Bank.

The Notes are expected to be issued on September 15, 2016 and will bear interest at a fixed rate of 3.625% per annum (paid semi-annually) to, but excluding, September 15, 2026, and at the 5-Year Mid-Swap Rate plus 2.205% thereafter (paid semi-annually) to, but excluding, September 15, 2031.

The Bank may, at its option, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Notes on September 15, 2026, in whole at par plus accrued and unpaid interest on not more than 60 nor less than 30 days’ notice to holders. Net proceeds from the issuance of the Notes will be used for general corporate purposes.

The Notes are being offered pursuant to an effective registration statement only by means of a prospectus and related preliminary prospectus supplement, copies of which may be obtained from TD Securities (USA) LLC at 1-855-495-9846.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves approximately 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with approximately 10.8 million active online and mobile customers. TD had CDN$1.2 trillion in assets on July 31, 2016. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For more information, please contact:

Gillian Manning

Investor Relations

416-308-9030

Ali Duncan Martin

Media Relations, Corporate & Public Affairs

416-983-4412